8-2A

82-3103




APASCO

05009934

Mexico City, April 18, 2002

1 .RSON
7. .. ..., Street, 18th floor
New York, N.Y. 10005

Att'n.: Mr. Gabriel Leblic:

SUPPL

Attached please find the following information:

- copy of Apasco's consolidated financial statements as of March 31, 2002, in the format sent to B.M.V.

Also, regarding the information attached, I remind you to please send this information to:

- The Prudential Capital Group
- John Hancock Mutual Life Insurance Co.
- NorthWestern Mutual Life
- SunAmerica Corporate Finance
- SBC Capital Markets

PROCESSED
JUL 2 5 2005
THOMSON
FINANCIAL

- The **Securities & Exchange Commission** of the U.S.A. with a stamped envelope in order to receive back the acknowledgement of receipt of the information

If you have any questions please contact us.

Best Regards,

Alejandro Carrillo

RECEIVED
APR 2 6 2002
U.S. SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

7/25

STOCK EXCHANGE CO[illegible]APASCO Quarter: 1 Year: 2002

APASCO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**17,158,447**	**100**	**16,613,719**	**100**
2	**CURRENT ASSETS**	**3,439,735**	**20**	**3,218,558**	**19**
3	CASH AND SHORT-TERM INVESTMENTS	1,805,588	11	1,441,298	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,042,146	6	981,178	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	38,213	0	40,429	0
6	INVENTORIES	467,466	3	534,018	3
7	OTHER CURRENT ASSETS	86,322	1	221,635	1
8	**LONG-TERM**	**1,905,885**	**11**	**1,807,538**	**11**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	16,162	0	19,700	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,889,723	11	1,787,838	11
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**11,579,252**	**67**	**11,319,361**	**68**
13	PROPERTY	5,769,505	34	5,492,559	33
14	MACHINERY AND INDUSTRIAL	11,407,711	66	10,435,609	63
15	OTHER EQUIPMENT	1,855,688	11	1,515,512	9
16	ACCUMULATED DEPRECIATION	8,800,658	51	6,934,911	42
17	CONSTRUCTION IN PROGRESS	1,347,006	8	810,592	5
18	**DEFERRED ASSETS (NET)**	**233,575**	**1**	**268,262**	**2**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,843,024**	**100**	**6,767,599**	
21	**CURRENT LIABILITIES**	**1,654,114**	**24**	**1,833,199**	**27**
22	SUPPLIERS	301,361	4	441,295	7
23	BANK LOANS	529,457	8	622,459	9
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	393,709	6	378,480	6
26	OTHER CURRENT LIABILITIES	429,587	6	390,965	6
27	**LONG-TERM LIABILITIES**	**2,192,498**	**32**	**1,411,314**	**21**
28	BANK LOANS	2,192,498	32	1,411,314	21
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**2,996,412**	**44**	**3,523,086**	**52**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**10,315,423**		100 **9,846,120**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**10,315,423**	**100**	**9,846,120**	**100**
36	**CONTRIBUTED**	**6,612,540**	**64**	**6,621,231**	**67**
37	PAID-IN CAPITAL STOCK (NOMINAL)	206,161	2	224,565	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,863,404	57	5,853,682	59
39	PREMIUM ON SALES OF SHARES	542,975	5	542,984	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,702,883**	**36**	**3,224,889**	**33**
42	RETAINED EARNINGS AND CAPITAL RESERVE	6,093,675	59	8,945,386	91
43	REPURCHASE FUND OF SHARES	514,768	5	620,259	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(3,334,423)	(32)	(6,736,468)	(68)
45	NET INCOME FOR THE YEAR	428,863	4	395,712	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO**
APASCO, S.A. DE C.V.

QUARTER: **1** YEAR **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,159,301**	**100**	**2,214,268**	**100**
2	COST OF SALES	1,318,122	61	1,362,351	62
3	**GROSS INCOME**	**841,179**	**39**	**851,917**	**38**
4	OPERATING	174,685	8	214,718	10
5	**OPERATING**	**666,494**	**31**	**637,199**	**29**
6	TOTAL FINANCING	(17,031)	(1)	(11,615)	(1)
7	**INCOME AFTER FINANCING COST**	**683,525**	**32**	**648,814**	**29**
8	OTHER FINANCIAL OPERATIONS	(6,674)	0	(6,432)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**690,199**	**32**	**655,246**	**30**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	269,114	12	263,808	12
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**421,085**	**20**	**391,438**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	7,579	0	(4,274)	0
13	**CONSOLIDATED NET INCOME OF**	**428,664**	**20**	**387,164**	**17**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**428,664**	**20**	**387,164**	**17**
16	EXTRAORDINARY ITEMS NET EXPENSES	(199)	0	(8,548)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**428,863**	**20**	**395,712**	**18**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**428,863**	**20**	**395,712**	**18**

STOCK EXCHANGE CODE: **APASCO** QUARTER: **1** YEAR: **2002**
APASCO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**428,863**	**395,712**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	131,840	155,942
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**560,703**	**551,654**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(87,106)	(125,032)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**473,597**	**426,622**
6	CASH FLOW FROM EXTERNAL FINANCING	(4,149)	211,743
7	CASH FLOW FROM INTERNAL FINANCING	(128,305)	(58,168)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(132,454)**	**153,575**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(127,281)**	**(166,787)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	213,862	413,410
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,591,726	1,027,888
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,805,588	1,441,298

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: APASCO QUARTER: 1 2002
APASCO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	19.86	%	17.87	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	17.87	%	20.71	%
3	NET INCOME TO TOTAL ASSETS (**)	10.74	%	12.27	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.38	%	3.68	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.54	times	0.58	times
7	NET SALES TO FIXED ASSETS (**)	0.79	times	0.85	times
8	INVENTORIES ROTATION (**)	10.88	times	10.70	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	38	days	35	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.97	%	9.25	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	39.88	%	40.74	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.66	times	0.69	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.22	%	33.28	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	18.93	%	12.47	%
15	OPERATING INCOME TO INTEREST PAID	18.01	times	13.63	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.34	times	1.42	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.08	times	1.76	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.80	times	1.46	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.50	times	0.48	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	109.16	%	78.62	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	25.97	%	24.91	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.03)	%	(5.65)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	12.80	times	9.12	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	3.13	%	137.88	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	96.87	%	(37.88)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	93.99	%	105.92	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

ANDERSEN

Ruiz, Urquiza y Cía., S.C.

Bosque de Duraznos 127
Bosques de las Lomas
11700 México, DF
México

Tel 55 5246 6000
Fax 55 5246 6001

www.andersen.com.mx

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)

To the Shareholders of
Apasco, S.A. de C.V.,

We have audited the consolidated balance sheets of APASCO, S. A. DE C. V. AND SUBSIDIARIES (all Mexican corporations) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 3, beginning in 2001 the new Bulletin C-2 "Financial Instruments" went into effect, which establishes the methodology for valuing and recording financial instruments.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apasco, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for the years then ended, in conformity with the accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.


RECEIVED
MAY - 1 2002
U.S. SECURITIES AND EXCHANGE COMMISSION

Arthur Andersen

January 18, 2002


RECEIVED
MAY - 1 2002
U.S. SECURITIES AND EXCHANGE COMMISSION

Translation of financial statements originally issued in Spanish

Apasco, S. A. de C. V. and Subsidiaries

Consolidated balance sheets as of December 31, 2001 and 2000
Expressed in currency with purchasing power as of December 31, 2001
(Thousands of Mexican pesos)

Assets	2001	2000
Current assets:		
Cash and marketable securities	$ 1,582,040	$ 1,013,978
Notes and accounts receivable, net	1,061,357	1,019,290
Inventories, net	590,147	563,665
Prepaid expenses	12,440	22,600
Total current assets	3,245,984	2,619,533
Investment in shares of associated companies	1,959,508	1,772,596
Property, plant and equipment, net	11,412,224	11,175,515
Investment properties, net	141,181	134,195
Other assets, net	232,312	309,624
	$ 16,991,209	$ 16,011,463

Liabilities and shareholders' equity	2001	2000
Current liabilities:		
Current portion of long-term debt	$ 520,521	$ 628,531
Notes and accounts payable to suppliers	414,823	517,361
Accounts payable and accrued liabilities	378,651	405,959
Income taxes	202,717	129,627
Employee profit sharing	114,590	162,101
Total current liabilities	1,631,302	1,843,579
Long-term debt	2,239,405	1,197,414
Financial instruments	12,564	-
Deferred income tax payment	105,811	73,556
Deferred income taxes	2,934,379	3,348,735
Employee severance benefits	82,623	74,549
Total liabilities	7,006,084	6,537,833
Shareholders' equity:		
Capital stock	5,989,910	5,996,985
Additional paid-in capital	535,637	535,637
Reserve for repurchase of own shares	632,573	668,258
Retained earnings	6,011,319	8,824,331
Cumulative effect of deferred income taxes	-	(3,513,104)
Cumulative effect of restatement	(3,184,314)	(3,038,477)
Total shareholders' equity	9,985,125	9,473,630
	$ 16,991,209	$ 16,011,463

The accompanying notes are an integral part of these consolidated balance sheets.

Translation o[illegible]ncial statements originally issued in Spanish

Apasco, S.A. de C.V. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2001 and 2000
Expressed in currency with purchasing power as of December 31, 2001
(Thousands of Mexican pesos, except earnings per share)

	2001	2000
Net sales	$ 9,115,381	$ 9,595,754
Cost of sales	5,097,464	4,841,623
Gross profit	4,017,917	4,754,131
Operating expenses:		
Selling and administrative	853,438	795,713
Depreciation and amortization	751,358	773,721
	1,604,796	1,569,434
Operating income	2,413,121	3,184,697
Comprehensive financing result:		
Interest expense, net	(109,395)	(33,855)
Exchange gain (loss), net	43,232	(13,324)
Gain from monetary position	36,126	256,387
	(30,037)	209,208
Other income (expenses), net	82,172	(14,455)
Equity in net income for the year of associated companies	25,850	3,466
Income before provisions	2,491,106	3,382,916
Provisions for:		
Income taxes	590,623	1,033,392
Employee profit sharing	115,009	168,621
	705,632	1,202,013
Consolidated net income	$ 1,785,474	$ 2,180,903
Earnings per share	$ 7.24	$ 8.59
Weighted average number of shares	246,688,308	253,991,918

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

Apasco, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in shareholders' equity
For the years ended December 31, 2001 and 2000
Expressed in currency with purchasing power as of December 31, 2001
(Thousands of Mexican pesos)

	Capital Stock		Additional Paid-in Capital	Reserve for Purchase of Own Shares	Retained Earnings	Cumulative Effect from Deferred Income Taxes	Cumulative Effect of Restatement	Total Shareholders' Equity
	Historical	Restatement						
Balances as of January 1, 1999	$ 222,765	$ 5,782,072	$ 535,637	$ 483,615	$ 7,893,462	$ (3,513,104)	$ (2,477,934)	$ 8,926,513
Dividends paid	-	-	-	-	(589,934)	-	-	(589,934)
Increase in the reserve for repurchase of own shares	-	-	-	660,100	(660,100)	-	-	-
Purchase of own shares	(7,242)	(610)	-	(475,457)	-	-	-	(483,309)
Comprehensive income	-	-	-	-	2,180,903	-	(560,543)	1,620,360
Balances as of December 31, 2000	215,523	5,781,462	535,637	668,258	8,824,331	(3,513,104)	(3,038,477)	9,473,630
Dividends paid	-	-	-	-	(767,012)	-	-	(767,012)
Increase in the reserve for repurchase of own shares	-	-	-	318,370	(318,370)	-	-	-
Transfer of cumulative effect of deferred income taxes	-	-	-	-	(3,513,104)	3,513,104	-	-
Purchase of own shares	(6,966)	(109)	-	(354,055)	-	-	-	(361,130)
Comprehensive income	-	-	-	-	1,785,474	-	(145,837)	1,639,637
Balances as of December 31, 2001	$ 208,557	$ 5,781,353	$ 535,637	$ 632,573	$ 6,011,319	$ -	$ (3,184,314)	$ 9,985,125

The accompanying notes are an integral part of these consolidated statements.

Translation [illegible]ncial statements originally issued in Spanish

Apasco, S. A. de C. V. and Subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2001 and 2000
Expressed in currency with purchasing power as of December 31, 2001
(Thousands of Mexican pesos)

	2001	2000
Operating:		
Results-		
Consolidated net income	$ 1,785,474	$ 2,180,903
Add (deduct)- Items which did not require (provide) cash-		
Depreciation and amortization	751,358	773,721
Equity in net income for the year of associated companies	(25,850)	(3,466)
Deferred income taxes	(262,467)	(118,819)
Net (increase) decrease in the reserve for employee severance benefits	(3,420)	3,784
Resources provided by results	2,245,095	2,836,123
Changes in working capital-		
(Increase) decrease in-		
Notes and accounts receivable	(42,067)	(55,402)
Inventories	(26,482)	2,205
Prepaid expenses	10,160	14,228
Increase (decrease) in-		
Notes and accounts payable to suppliers	(102,538)	99,786
Accounts payable and accrued liabilities	(27,308)	(16,848)
Income taxes	73,090	(214,425)
Employee profit sharing	(47,511)	12,178
	(162,656)	(158,278)
Resources provided by operating activities	2,082,439	2,677,845
Financing:		
Decrease in long-term debt in real terms	1,010,936	(282,782)
Effect of long-term debt variance in constant pesos	(76,955)	(188,941)
Financial instruments	12,564	-
Deferred income taxes	(151,889)	3,467,554
Deferred income tax payment	32,255	18,005
Dividends paid	(767,012)	(589,934)
Purchase of own shares	(361,130)	(483,309)
Decrease in shareholders' equity due to cumulative effect of deferred income taxes	-	(3,513,104)
Resources used in investing activities	(301,231)	(1,572,511)

Translation [illegible]ncial statements originally issued in Spanish

Apasco, S. A. de C. V. and Subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2001 and 2000
Expressed in currency with purchasing power as of December 31, 2001
(Thousands of Mexican pesos)

	2001	2000
Investing:		
Additions to property, plant and equipment, less net book value of retirements	(1,158,411)	(1,152,750)
Additions to investment property	(10,401)	-
Investment in shares of associated companies	(161,062)	(981,040)
Other assets	116,728	(46,339)
	(1,213,146)	(2,180,129)
Net increase (decrease) in cash and marketable securities	568,062	(1,074,795)
Cash and marketable securities at beginning of year	1,013,978	2,088,773
Cash and marketable securities at end of year	$ 1,582,040	$ 1,013,978

The accompanying notes are an integral part of these consolidated statements.

Apasco, S.A. de C.V. and Subsidiaries

Notes to consolidated financial statements as of December 31, 2001 and 2000
Expressed in currency with purchasing power as of December 31, 2001
(Thousands of Mexican pesos)

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2 Activities and significant events of 2001:

The companies are engaged in the production and sale of cement, ready-mixed concrete, aggregates and other complementary products.

The significant events of 2001 are as follows:

- In 2000, the construction of a new production line of cement in the Ramos Arizpe, Coahuila plant, which will increase the installed capacity by approximately 1.2 million tons annually at an investment of approximately US$100 million was approved. This project has been carried out according to the costs and times planned and to date approximately 90% has been built.

- On November 16, the employees of the cement plant located in Macuspana, Tabasco went on strike, since a labor agreement was not reached between the Company and the union of the plant. The demand of cement in the zone has been covered by other plants. Therefore, the Company has not been affected. At January 18, 2002 the situation is still the same.

- The Board of Directors approved an increase in the investment in shares of associated companies in Holcemca, B.V. in the amount of US$24.3 million in cash. Derived from this increase and that of other shareholders, Holcemca, B.V. acquired 47.7% of the capital stock of Corporación Incem, a cement company incorporated in Panama.

3 Significant accounting policies:

The accounting policies followed by the companies are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

Changes in accounting policies-

(a) *Financial instruments:*

Mexican Bulletin C-2, "Financial Instruments", became effective in 2001. This bulletin establishes the methodology for the valuation and recording of financial instruments, requiring that the financial statements contracted be recorded as assets or liabilities, thus affecting the comprehensive financing result. At the beginning of the year, there was no cumulative effect from the valuation of financial instruments.

(Thousands of Mexican pesos)

As a result of the adoption of this bulletin, financial cost of $12,564 was recognized (see Note 16).

(b) *Investment properties:*

Beginning in 2001, International Accounting Standard No. 40, "Investment Properties", went into effect, establishing the criteria for the valuation of properties whose objective is to generate revenues or gains or both. In conformity with Circular 55 issued by the Mexican Institute of Public Accountants, the valuation method applicable in Mexico is the cost method, which establishes that such properties should be valued at their acquisition and/or construction cost and should be restated using the National Consumer Price Index (NCPI), less their accumulated depreciation. At the beginning of the year, there was no cumulative effect from the valuation of investment properties.

At December 31, 2001 and 2000, the net restated value of these investments is shown separately in the balance sheet under noncurrent assets and their fair value is shown in Note 9.

Recognition of the effects of inflation in the financial information-

The companies restates their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power. Accordingly, the financial statements of the prior year have been restated in terms of the purchasing power of the Mexican peso as of December 31, 2001 and the amounts presented herein differ from those originally reported.

Basis of consolidation-

The accompanying consolidated financial statements include the financial statements of Apasco, S.A. de C.V. and its subsidiaries over which it has shareholding and administrative control. All significant intercompany balances and transactions have been eliminated in consolidation.

The following are the subsidiaries in which the Company has a 99.99% shareholding interest:

Cementos Apasco, S.A. de C.V.
Concretos Apasco, S.A. de C.V.
Cementos Veracruz, S.A. de C.V.
Cementos de Acapulco, S.A. de C.V.
Cal Hidratada Veracruzana, S.A. de C.V.
Comindumex, S.A. de C.V.
Gravasa, S.A. de C.V.
Bienes Raíces Ojo de Agua, S.A. de C.V.
Ecoltec, S.A. de C.V.
Desarrollos y Proyectos el Aromo, S.A. de C.V.

Marketable securities-

Marketable securities are primarily short-term deposits in U.S. dollars and Government and bank securities valued at market (cost plus accrued interest).

Inventories and cost of sales-

Inventories of finished products and raw materials are valued at average costs and, due to their high turnover, are restated at the latest purchase or production costs, without exceeding their realizable value. Restated cost of sales for each month is determined based on the specific production cost for each month, which is restated through yearend with a factor derived from the NCPI.

Inventories of spare parts and parts are restated at replacement cost through price indexes, latest purchase costs and quotations. Cost of sales is restated at replacement cost based on the increase in the value of inventories of spare parts and parts consumed during the year.

Investment in shares of associated companies-

The investment in shares of associated companies is represented by the investment of 44.14% of the shares of Holcemca, B.V., company incorporated in Holland and holding company of cement companies in Central America. The following are the associated companies in which Holcemca, B.V. has a shareholding interest:

- Cementos del Norte, Honduras
- Cemento de El Salvador, El Salvador
- Corporación Incsa, Costa Rica
- Nicacem-Cemenic, Nicaragua
- Cementos Progreso, Guatemala
- Corporación Incem, Panama

The Company recognizes the investment in Holcemca, B.V. under the equity method as a foreign entity, since the operations of its associated companies are independent from the Company's operations both financially and operationally. Therefore, their financial statements are adjusted for the inflation of the country in which they operate and are translated at the exchange rate effective at yearend. Translation effects for 2001 and 2000 were $43,371 and $5,203, respectively, and are included in the cumulative effect of restatement under shareholders' equity.

Property, plant and equipment-

Property, plant and equipment are originally recorded at acquisition and/or construction cost and are restated using a factor derived from the NCPI. Machinery and equipment of foreign origin are restated based on a factor derived from the inflation of the country of origin and the devaluation of the Mexican peso against the currency of the country of origin.

Depreciation of fixed assets is computed using the straight-line method, based on restated values and applying depreciation rates in accordance with the estimated useful lives of the assets, considering the actual capacity used each year.

Investment properties-

Investment properties correspond to land, buildings and installations whose objective is to generate revenues, obtain gains or both. They are originally recorded at acquisition and/or construction cost and are restated using a factor derived from the NCPI. Depreciation is calculated on restated values using the straight-line method and applying rates corresponding to the estimated economic useful life of buildings and installations.

Other assets-

Other assets include preoperating expenses, goodwill and expenses incurred on the placement of debt, which are amortized using the straight-line method over periods ranging between from five to twenty years, according to the nature of the assets.

Income taxes and employee profit sharing-

The Company recognizes by means of the liability method the future effects of income taxes related to the cumulative specific temporary differences between book and tax assets and liabilities at the date of the balance sheet as a long-term asset or liability. Employee profit sharing is calculated considering temporary differences during the year, which presumably will generate a liability or benefit that will materialize in the short term. In 2001 and 2000 there have been no items with these characteristics for employee profit sharing purposes.

Employee severance benefits-

Under Mexican Labor Law, the companies are liable for seniority premiums to employees with 15 or more years of service. Also, according to a collective contract, they are liable for seniority premiums to employees who separate voluntarily under certain circumstances.

The Company established a pension plan for employees, indicating 65 years as the retirement age with 10 years of service or early retirement at the age of 60 with 10 years of service, upon prior authorization from the plan's Administrative Committee. The plan is financed through annual contributions made to a trust fund.

The companies´ record the liabilities from seniority premiums, pensions and retirement payments as accrued using actuarial calculations based on the projected unit credit method and real interest rates. Indemnity payments are charged to results in the period in which they are made.

Accordingly, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees.

Cumulative effect of restatement-

The restatement of shareholders' capital contributions, retained earnings, additional paid-in capital, reserve for the repurchase of shares and the cumulative effect of deferred income taxes is determined using a factor derived from the NCPI as of the date contributions were made, earnings were retained or movements in shareholders' equity accounts were approved. In addition, they are equivalent to the amount necessary to maintain shareholders' equity in terms of its original purchasing power.

The cumulative effect of restatement is comprised mainly of the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets as compared to the change in the NCPI.

Revenue recognition-

Revenues are recognized when the products are shipped or delivered to the client and the client assumes responsibility for the products.

Revenues and expenses-

Revenues and expenses that are associated with a monetary item are restated from the month in which they arise through yearend, based on factors derived from the NCPI. Revenues and expenses associated with nonmonetary items are restated as a function of the asset being consumed or sold.

Comprehensive financing result-

The comprehensive financing result includes all financial revenues and expenses, such as interest income and expense, exchange gain or loss and gain or loss from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction. Assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the inflation factor derived from the NCPI, and is restated through yearend with the corresponding factor.

The Company follows the practice of capitalizing the integral financing costs on debt incurred during the construction period used to finance the construction of property, plant and equipment. Capitalized amounts will be amortized over the depreciation period of the corresponding assets. In 2001 and 2000 there has been no integral cost of financing that is capitalizable to projects-in-progress, since the exchange effect and the effect from the gain or loss from monetary position have compensated interest attributable to such projects.

Earnings per share-

Earnings per share are calculated by dividing consolidated net income by the weighted average number of shares outstanding each year.

Comprehensive income-

Comprehensive income is comprised of the net income plus any gains or losses that according to specific regulations are presented directly in shareholders' equity, such as the cumulative effect of restatement.

Financial instruments-

Bulletin C-2, "Financial Instruments", requires that the effects of financial instruments contracted be recorded as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets or liabilities or transactions or corresponding risks when they occur. The majority of financial instruments contracted for these purposes are valued at market and affect the integral cost of financing in each accounting period. Financial instruments issued to finance the Company's operations are maintained at their nominal value, recording the corresponding interest separately.

4 Reclassification of prior year financial statements:

Certain amounts in the financial statements at December 31, 2000 have been reclassified in order to conform to the presentation of the financial statements at December 31, 2001.

5 Foreign currency position and transactions:

At December 31, 2001, foreign currency denominated assets and liabilities were valued at the exchange rate of $9.1695 per US dollar.

At December 31, 2001 and 2000, the Company's foreign currency denominated assets and liabilities were as follows:

	2001		2000
	Thousands of Mexican Pesos	Thousands Of U.S. Dollars	Thousands Of U.S. Dollars
Assets-			
Current	$ 1,200,158	130,885	60,504
Long-term	13,072	1,426	1,932
	1,213,230	132,311	62,436
Liabilities-			
Current	782,355	85,321	73,819
Long-term	2,251,969	245,593	119,351
	3,034,324	330,914	193,170
Net foreign currency denominated liabilities	$ 1,821,094	198,603	130,734

The Company's most significant transactions in foreign currency were as follows:

	Thousands of U.S. Dollars	
	2001	2000
Sales	388	3,190
Services	225	-
	613	3,190
Disbursements-		
Purchases of raw materials and cement	7,921	1,210
Purchases of fixed assets and projects	41,396	33,045
Consulting services	13,594	9,711
Interest	17,727	12,510
Fees	4,600	5,626
Rents	35,632	23,164
Other	4,584	9,424
	125,454	94,690
Net	(124,841)	(91,500)

As of January 18, 2002, the unaudited foreign currency position is similar to that as of yearend and the official exchange rate is $9.1255 Mexican pesos per U.S. dollar.

6 Notes and accounts receivable:

	2001	2000
Trade	$ 1,108,501	$ 1,037,435
Allowance for doubtful accounts	(94,316)	(98,599)
	1,014,185	938,836
Other accounts receivable	47,172	80,454
	$ 1,061,357	$ 1,019,290

(Thousands of Mexican pesos)

7 Inventories:

	2001	2000
Finished goods	$ 152,048	$ 157,051
Raw materials	126,297	145,993
Spares and parts	271,972	245,176
Advances to suppliers	55,763	29,716
	606,080	577,936
Reserve for obsolete and slow-moving inventories	(15,933)	(14,271)
	$ 590,147	$ 563,665

8 Property, plant and equipment:

	2001	2000
Land and mineral deposits	$ 971,698	$ 832,108
Buildings and installations	4,582,250	4,502,822
Machinery and equipment	11,305,768	11,327,500
Transportation equipment	1,541,921	1,514,890
Furniture and fixtures	291,431	364,561
Construction-in-progress and equipment-in-transit	1,261,582	647,293
	19,954,650	19,189,174
Accumulated depreciation	(8,542,426)	(8,013,659)
	$ 11,412,224	$ 11,175,515

Additions to property, plant and equipment at historical cost in 2001 and 2000 amounted to $1,209,442 and $1,117,839, respectively.

Average annual depreciation rates are as follows:

	2001	2000
Buildings and installations	2.5%	2.5%
Machinery and equipment	3.6%	3.6%
Transportation equipment	4.5%	4.8%
Furniture and fixtures	12.2%	11.1%

(Thousands of Mexican pesos)

9 Investment properties:

	2001	2000
Land	$ 54,760	$ 42,685
Buildings and installations	132,227	134,039
	186,987	176,724
Accumulated depreciation	(45,806)	(42,529)
	$ 141,181	$ 134,195

In 2001, additions to investment properties at historical value amounted to $10,401. In 2001 and 2000, the annual average depreciation rate for buildings and installations was 2.9%. At December 31, 2001, the fair value of investment properties is approximately $155,000.

10 Other assets:

	2001	2000
Pre-operating expenses	$ 355,028	$ 324,465
Goodwill	71,533	117,313
Expenses and commissions incurred on debt contracted	95,306	54,715
Notes receivable	13,090	18,509
Stock option plan	11,850	18,006
Intangible asset arising from employee benefits	21,637	10,143
Other	2,368	132,895
	570,812	676,046
Accumulated amortization	(338,500)	(366,422)
	$ 232,312	$ 309,624

11 Tax environment:

Income and asset tax regulations-

The Company is subject to income taxes and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. Until 2001 the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a short or long-term liability, depending on the dividends policy.

(Thousands of Mexican pesos)

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rates will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Asset taxes are computed at an annual rate of 1.8% on the net average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Bases for the determination of taxable income-

The Company is authorized to file consolidated income and asset tax returns.

The principal items that affect the Company's taxable income in a manner different from that of book income were those related to restated tax depreciation instead of book depreciation and the effect of purchases and cost of sales.

The calculation for employee profit sharing purposes does not include the inflationary component or unrealized exchange gains or losses and considers tax depreciation on historical values, rather than on restated values. Employee profit sharing is determined based on the individual results of each company.

Provisions for income taxes-

The provision for income taxes is as follows:

	2001	2000
Income taxes	$ 853,090	$ 1,152,211
Deferred income taxes	(19,050)	(118,819)
Benefit derived from the decrease in deferred income tax rates	(243,417)	-
	$ 590,623	$ 1,033,392

Deferred effect-

At December 31, 2000 the deferred income tax was a follows:

	2001	2000
Property, plant, equipment and other assets	$ 2,846,800	$ 3,190,680
Inventories	198,193	204,948
Reserves and other	(132,720)	(102,489)
Cumulative effect from special items in tax consolidation	22,106	55,596
	$ 2,934,379	$ 3,348,735

Translation of [illegible]cial statements originally is

Apasco, S.A. de C.V. and Subsidiaries

Notes to consolidated financial statements as (
Expressed in currency with purchasing power a
(Thousands of Mexican pesos)

12 Long-term debt:

At December 31, 2001 and 2000 long-term deb

Dresdner Bank Luxembourg,
Citibank, N. A.
International Finance Corpora
International Finance Corpora
Bayerische Hypo-Und Vereins
tiengesellschaft
Deutsche Investitions und
Entwicklungsgesellschaft
Nederlandse Financierings Ma
Voor Ontwikkelingslanden
EXIMBANK
Kreditansalt Für Wiederaufbau

Less- Current portion

In order to finance the expansion program ment
Bayerische Hypo-Und Vereinsbank Aktiengesel
ments up to 2010 interest will be paid semiannu

In May 2001, the Company contracted a syndica
bourg, S.A., without a specific guarantee, matur
bearing interest at LIBOR + 0.85 during the first

In general, current loans establish restrictions a
cember 31, 2001
have been complied with. The most significant r

- Specific limitations on the payment of divid
  and the level of indebtedness.
- Compliance with specific financial ratios.
- Not disposing of or pledging of assets.
- Limits fixed asset investments to the amou

(Thousands of Mexican pesos)

13 Employee severance benefits:

The employee benefit obligation relates to the pension plan and seniority premiums due upon retirement. The amount resulting from the actuarial calculations prepared by external actuaries was based on the projected unit credit method, one part of it is recognized as a liability on the books and the other is being funded as follows:

	2001	2000
Projected benefit obligation (PBO)	$ 184,608	$ 145,700
Fund	(63,043)	(51,336)
	121,565	94,364
Transition liability to be amortized	17,040	17,890
Past service cost to be amortized	38,143	-
Variances in assumptions to be amortized	5,396	12,068
Net projected liability	60,986	64,406
Additional liability	21,637	10,143
Net book liability	$ 82,623	$ 74,549

At December 2001 and 2000, the amount accrued without considering plan assets is less than the obligation for present services (ABO) (equivalent to PBO without projecting the salaries to the date of retirement) by $21,637 and $10,143, respectively, for which reason an additional liability and an intangible asset for these amounts were created. The obligations from benefits acquired at December 31, 2001 amount to $17,698.

The cost of employee benefits for each year is as follows:

	2001	2000
Service costs	$ 12,579	$ 11,915
Amortization of transition liability	1,023	1,012
Interest cost	6,487	6,177
Amortization of variances in assumptions	148	(1,361)
	20,237	17,743
Actual (return) loss on plan assets	(2,917)	565
Net cost for the period	$ 17,320	$ 18,308

(Thousands of Mexican pesos)

The rates used in the actuarial projections for 2000 and 1999 are as follows:

	2001	2000
Investment return rate	6.0%	6.5%
Discount rate	4.5%	4.5%
Salary increase rate	1.5%	1.5%

The changes in the net liability were as follows:

	2001	2000
Beginning balance	$ 64,406	$ 60,621
Provision for the year	17,320	18,308
Payments	(7,434)	(878)
Contributions to the fund	(13,306)	(13,645)
Ending balance	$ 60,986	$ 64,406

The changes in the fund were as follows:

	2001	2000
Beginning balance	$ 51,336	$ 39,009
Contributions	13,306	13,645
Actual return on fund assets	2,917	(565)
Payments	(4,516)	(753)
Ending balance	$ 63,043	$ 51,336

The amortization period for unamortized items ranges from 6 to 34 years.

14 Shareholders' equity:

During a General Ordinary Shareholders' Meeting held on April 25, 2001, the shareholders approved the payment of a cash dividend of $746,670 ($3 Mexican pesos per outstanding share) from the net consolidated reinvested after-tax income account (UFINER), whose restated value amounts to $767,012. Also, the cumulative effect of deferred income taxes was transferred to retained earnings in the amount of $3,513,104.

During a General Ordinary Shareholders' Meeting held on April 24, 1997, the shareholders approved to create, from retained earnings, a reserve for the repurchase of the Company's own shares , which has been increased annually. If these shares are not placed in the market again within one year, the corresponding capital stock is cancelled.

(Thousands of Mexican pesos)

During General Ordinary Shareholders' Meetings held on April 25, 2001 and April 12, 2000, the shareholders approved an increase in the reserve for the repurchase of own shares of $310,000 and $600,000 at historical value, respectively, whose restated value is $318,370 and $660,100, to acquire up to 12,450,000 and 12,767,200 shares in 2001 and 2000, respectively. In 2001 and 2000, 8,080,000 and 8,400,000 shares were repurchased in the amounts of $355,227 and $445,587 (at historical value), whose restated value is $361,130 and $483,309, respectively, and 6,454,000 and 8,225,000 shares were cancelled, respectively.

At December 31, 2001, capital stock consists of 241,920,000 "Unique" Series ordinary outstanding shares with no par value, corresponding to the subscribed and paid capital stock at historical value in the amount of $208,557. The minimum fixed capital at that date is $40,000 at historical value represented by 165,716,299 outstanding shares. Variable capital at that date is represented by 76,203,701 outstanding shares. In addition, at December 31, 2001, there are 6,970,000 treasury shares.

At December 31, 2001, the Company's legal reserve, whose historical value amounts to $94,169, may not be distributed to shareholders during the existence of the Company, except in the form of a stock dividend.

As of 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

15 Commitments:

As mentioned in Note 2, the Company has an expansion program in the total amount of approximately US$100 million, of which at December 31, 2001, approximately US$90.3 million have been incurred. Also, there are several commitments contracted for the acquisition of several pieces of equipment in the amount of approximately US$7.7 million. Financing has been obtained from suppliers and a credit line contracted on December 21, 2000 with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft of Germany amounting to US$38.6 million (see Note 12).

16 Financial Instruments:

On May 11, 2001, the Company entered into an interest rate swap agreement with Wachovia Bank, N.A. with the purpose of managing the risk of the interest rate on the US$30 million syndicated loan granted by Dresdner Bank Luxembourg, S.A. (see Note 12).

The amounts the Company will pay are calculated based on a fixed interest rate and the amounts it receives are calculated based on a variable interest rate. The fair value of interest rate swaps is estimated based on quoted market price to terminate the related contracts at the reporting date. The Company does not foresee the cancellation of this contract and expects it to expire as originally contracted. Since this contract represents effective hedging that allows determining the interest rate, the Company records the corresponding accrued effect in the integral cost of financing.

At December 31, 2001, the fair value of the swap originated financial cost of $12,564.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: APASCO | Quarter: 4 | Year: 2002

APASCO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION | Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**17,436,131**	**100**	**17,959,710**	**100**
2	**CURRENT ASSETS**	**2,838,526**	**16**	**3,431,007**	**19**
3	CASH AND SHORT-TERM INVESTMENTS	1,163,850	7	1,672,217	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,022,200	6	1,104,459	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	38,901	0	17,396	0
6	INVENTORIES	613,575	4	623,785	3
7	OTHER CURRENT ASSETS	0	0	13,150	0
8	**LONG-TERM**	**2,184,117**	**13**	**2,085,037**	**12**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	28,272	0	13,836	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	2,155,845	12	2,071,201	12
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**12,178,432**	**70**	**12,154,067**	**68**
13	PROPERTY	6,307,742	36	6,010,287	33
14	MACHINERY AND INDUSTRIAL	13,573,192	78	11,950,197	67
15	OTHER EQUIPMENT	1,862,110	11	1,937,853	11
16	ACCUMULATED DEPRECIATION	9,847,043	56	9,077,762	51
17	CONSTRUCTION IN PROGRESS	282,431	2	1,333,492	7
18	**DEFERRED ASSETS (NET)**	**235,056**	**1**	**289,599**	**2**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,999,632**	**100**	**7,405,431**	
21	**CURRENT LIABILITIES**	**1,653,067**	**28**	**1,724,284**	**23**
22	SUPPLIERS	256,678	4	438,467	6
23	BANK LOANS	348,252	6	550,190	7
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	590,124	10	214,272	3
26	OTHER CURRENT LIABILITIES	458,013	8	521,355	7
27	**LONG-TERM LIABILITIES**	**1,165,310**	**19**	**2,380,333**	**32**
28	BANK LOANS	1,165,310	19	2,380,333	32
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**3,181,255**	**53**	**3,300,814**	**45**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,436,499**		100 **10,554,279**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**11,436,499**	**100**	**10,554,279**	100
36	**CONTRIBUTED**	**6,892,476**	**60**	**6,897,502**	**65**
37	PAID-IN CAPITAL STOCK (NOMINAL)	203,672	2	208,557	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	6,122,636	54	6,122,777	58
39	PREMIUM ON SALES OF SHARES	566,168	5	566,168	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**4,544,023**	**40**	**3,656,777**	**35**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,166,322	45	4,466,721	42
43	REPURCHASE FUND OF SHARES	764,891	7	668,630	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(3,246,363)	(28)	(3,365,820)	(32)
45	NET INCOME FOR THE YEAR	1,859,173	16	1,887,246	18

STOCK EXCHANGE CODE: **APASCO** QUARTER: **4** YEAR **2002**
APASCO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION ***Final Printing***

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**9,664,083**	**100**	**9,634,958**	**100**
2	COST OF SALES	5,785,132	60	6,124,912	64
3	**GROSS INCOME**	**3,878,951**	**40**	**3,510,046**	**36**
4	OPERATING	785,269	8	902,085	9
5	**OPERATING**	**3,093,682**	**32**	**2,607,961**	**27**
6	TOTAL FINANCING	204,098	2	31,749	0
7	**INCOME AFTER FINANCING COST**	**2,889,584**	**30**	**2,576,212**	**27**
8	OTHER FINANCIAL OPERATIONS	(5,057)	0	(21,707)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,894,641**	**30**	**2,597,919**	**27**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,115,585	12	742,319	8
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**1,779,056**	**18**	**1,855,600**	**19**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	80,117	1	27,324	0
13	**CONSOLIDATED NET INCOME OF**	**1,859,173**	**19**	**1,882,924**	**20**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,859,173**	**19**	**1,882,924**	**20**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	(4,322)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,859,173**	**19**	**1,887,246**	**20**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,859,173**	**19**	**1,887,246**	**20**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO** QUARTER: **4** YEAR: **2002**
APASCO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**1,859,173**	**1,887,246**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	636,016	485,819
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,495,189**	**2,373,065**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	52,866	(174,998)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,548,055**	**2,198,067**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,416,960)	1,000,498
7	CASH FLOW FROM INTERNAL FINANCING	(1,096,407)	(1,192,444)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,513,367)**	**(191,946)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(543,054)**	**(1,405,677)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(508,366)	600,444
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,672,216	1,071,773
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,163,850	1,672,217

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO** QUARTER: **4** 2002
APASCO S.A DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	19.24	%	19.59	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	16.26	%	17.88	%
3	NET INCOME TO TOTAL ASSETS (**)	10.66	%	10.51	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	44.45	%	36.72	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.88	%	2.02	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.55	times	0.54	times
7	NET SALES TO FIXED ASSETS (**)	0.79	times	0.79	times
8	INVENTORIES ROTATION (**)	9.43	times	9.82	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	33	days	36	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.26	%	7.58	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	34.41	%	41.23	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.52	times	0.70	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	26.63	%	43.31	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	9.57	%	19.58	%
15	OPERATING INCOME TO INTEREST PAID	19.92	times	11.73	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.61	times	1.30	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.72	times	1.99	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.35	times	1.63	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.47	times	0.46	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	70.41	%	96.98	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	25.82	%	24.63	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.55	%	(1.82)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	16.41	times	9.89	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	56.38	%	(521.24)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	43.62	%	621.24	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	99.45	%	87.11	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE